UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                               (AMENDMENT NO. 4)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              RTI BIOLOGICS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   74975N105
                                 (CUSIP Number)

                                 MARCH 31, 2011
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]     Rule 13d-1(b)
[_]     Rule 13d-1(c)
[_]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1745 (12-02)

--------- ----------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          GAGNON SECURITIES LLC

--------- ----------------------------------------------------------------------

          2. CHECK THE APPROPRIATE BOX IF A GROUP*                       (a)
                                                                         (b) [X]
--------- ----------------------------------------------------------------------

          3. SEC USE ONLY



--------- ----------------------------------------------------------------------

          4. CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE LIMITED LIABILITY COMPANY

--------- ----------------------------------------------------------------------
    NUMBER OF
      SHARES             5. SOLE VOTING POWER                                  0
------------------- ---- -------------------------------------------------------
   BENEFICIALLY
     OWNED BY            6. SHARED VOTING POWER                        2,237,927
------------------- ---- -------------------------------------------------------
       EACH
    REPORTING            7. SOLE DISPOSITIVE POWER                             0
------------------- ---- -------------------------------------------------------
   PERSON WITH:
                         8. SHARED DISPOSTIVE POWER                    2,237,927
------------------- ---- -------------------------------------------------------

          9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       2,237,927
--------- ----------------------------------------------------------------------

       10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

          11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)            4.1 %
--------- ----------------------------------------------------------------------

          12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                     IA
--------- ----------------------------------------------------------------------

--------- ----------------------------------------------------------------------
          13. NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              NEIL GAGNON

--------- ----------------------------------------------------------------------

          14. CHECK THE APPROPRIATE BOX IF A GROUP*                      (a)
                                                                         (b) [X]
--------- ----------------------------------------------------------------------

          15. SEC USE ONLY



--------- ----------------------------------------------------------------------

          16. CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA

------------------- ---- -------------------------------------------------------
    NUMBER OF
      SHARES             17. SOLE VOTING POWER                         1,974,314
------------------- ---- -------------------------------------------------------
   BENEFICIALLY
     OWNED BY            18. SHARED VOTING POWER                       2,794,623
------------------- ---- -------------------------------------------------------
       EACH
    REPORTING            19. SOLE DISPOSITIVE POWER                    1,974,314
------------------- ---- -------------------------------------------------------
   PERSON WITH:
                         20. SHARED DISPOSTIVE POWER                   2,794,623
------------------- ---- -------------------------------------------------------

          21. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       4,768,937
--------- ----------------------------------------------------------------------

       22. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------

          23. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)            8.7 %
--------- ----------------------------------------------------------------------

          24. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                     IN
--------- ----------------------------------------------------------------------

ITEM 1.
(a) Name of Issuer: RTI Biologics, Inc.


     (b) Address of Issuer's Principal Executive Offices: 11621 Research Circle
                                                          Alachua, FL 32615

Item 2.

                                   This Schedule 13G/A is being filed by Gagnon
                                   Securities LLC and Neil Gagnon (together, the
                                   "Reporting Persons"). Gagnon Securities LLC
                                   is an investment adviser registered under
                                   Section 203 of the Investment Advisers Act of
                                   1940 that furnishes investment advice to
                                   several customer accounts, foundations,
                                   partnerships, trusts, and private investment
                                   funds (collectively, the "Funds"). Mr. Gagnon
                                   is the managing member and the principal
                                   owner of Gagnon Securities LLC. In its role
                                   as investment manager to the Funds, Gagnon
                                   Securities LLC shares voting and/or
                                   dispositive power with Mr. Gagnon with
                                   respect to certain securities of the Issuer
 (a) Name  of  Person  Filing:     described in this Schedule. Additionally, Mr.
                                   Gagnon has sole voting power and sole
                                   dispositive power with respect to certain securities of the Issuer and he shares voting power and dispositive power with certain persons with respect to certain other securities of the Issuer. The Reporting
                                   Persons expressly disclaim beneficial
                                   ownership of all securities held in the
                                   Funds' accounts. No single client's interest as reported in the customer accounts at Gagnon Securities LLC exceeds 5% of the outstanding Common Stock of the Issuer. In addition, the filing of this Schedule 13G/A shall not be construed as an admission that the Reporting Persons or any of their affiliates are beneficial owners of any securities covered by this Schedule 13G/A for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

     (b)  Address  of  Principal  Business  Office or, if none, Residence:
                                           1370 Ave. of the Americas, Suite 2400
                                           New York, NY 10019

     (c)  Citizenship:                    GAGNON SECURITIES LLC:
                                          Delaware Limited Liability Company
                                          NEIL GAGNON: USA

     (d)  Title of Class of            Common Stock, par value $0.001 per share
          Securities:

     (e)  CUSIP Number:                74975n105

ITEM 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [X] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.


Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:    GAGNON SECURITIES LLC:              2,237,927
                                  NEIL GAGNON:                        4,768,937

(b) Percent of class:             GAGNON SECURITIES LLC:                    4.1%
                                  NEIL GAGNON:                              8.7%

                                  Calculation of percentage of beneficial
                                  ownership is based on approximately 54,843,362 outstanding shares as reported by the Issuer on its Form 10-K filed on February 22, 2011.

(c) Number of shares as to which the person has:

     (i)  Sole power to vote or to direct the vote:     GAGNON SECURITIES LLC: 0
                                                        NEIL GAGNON:   1,974,314


     (ii) Shared power to vote or to direct the vote:
                                                GAGNON SECURITIES LLC: 2,237,927
                                                NEIL GAGNON:           2,794,623


     (iii) Sole power to dispose or to direct the disposition of:
                                                GAGNON SECURITIES LLC:         0
                                                NEIL GAGNON:           1,974,314

     (iv) Shared power to dispose or to direct the disposition of:
                                                GAGNON SECURITIES LLC: 2,237,927
                                                NEIL GAGNON:           2,794,623

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

The Funds described above in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Persons, the interest in any such Fund does not exceed 5% of the class of securities. The Reporting Persons disclaim beneficial ownership of all such securities.

ITEMS 7 - 9 Not Applicable

ITEM 10 CERTIFICATION

          The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above
(a) were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. [X]

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 6, 2011
Date

GAGNON SECURITIES LLC

/s/ Neil Gagnon
Signature

Neil Gagnon
Name/Title


April 6, 2011
Date

/s/ Neil Gagnon
Signature

Neil Gagnon
Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)